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                                                                    EXHIBIT 4.4

                                   BONUS PLAN

                    SECURITY ASSOCIATES INTERNATIONAL, INC.
                          MANAGEMENT INCENTIVE PROGRAM


SCOPE

The Management Incentive Program is designed to supplement compensation for Managers having direct P&L responsibilities. Awards are based on meeting (1) individual objectives, (2) budget targets, and (3) corporate objectives.

Awards will be paid annually after the financial results are posted for the calendar year. Incentive compensation will be distributed in company stock and cash. All required taxes will be deducted as required by national and local tax laws.

INCENTIVE POOL

A pool equal to fifteen percent of the combined salaries of the Managers participating in the plan will be set up each year. Each Manager could qualify for a bonus up to fifteen percent of their annual salary.

INCENTIVE PAY OUT

Incentive awards will be based on the individual meeting or exceeding the predefined goals and objectives in each of three categories, individual objectives, unit objectives and budgets and overall company performance. Each of these categories carries different weighting. These factors, and their weighting may vary each year based on the Company's goals and objectives.

This year's objectives are as follows:

Individual Objectives - 20%
Individual objectives include personal improvement. A set of objectives will be established for the term qualifying for the bonus. These objectives will include project plans, resource requirements and target completion dates.

Unit P&L - 60%
Budget and forecast growth are established for each unit. Managers are required to control expenses and contribute to the growth of the Company with emphasis on profitability (EBITDA).

Company performance - 20%
Unit plans are rolled up into the overall Company plans. Company performance will be measured on objectives established annually by the Board of Directors.